Exhibit 99.15

CONFIDENTIAL

Dated as of May 31, 2012

CGI Group Inc.

1130 Sherbrooke Street West 5th Floor

Montreal, QC Canada

H3A 2M8

Attention:	Claude Séguin,
Senior Vice-President,
Corporate Development and Strategic Investments

Fee Letter

Reference is made to (i) the syndication letter dated as of the date hereof (the “Syndication Letter”) among CGI Group Inc. (“you”), Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”) and The Toronto-Dominion Bank (“TD” and, collectively with CIBC and National, the “Co-Lead Arrangers”, “we”, “us” or “our”); and (ii) the credit agreement dated the date hereof among, inter alia, you and the Co-Lead Arrangers (the “Credit Agreement”). Capitalized terms used but not defined herein are used with the meanings assigned to them in the Credit Agreement. For purposes of this Fee Letter, “Backstop Credit Facility” means the “Cdn Revolving Facility” as defined in the Credit Agreement. This letter agreement is the Fee Letter referred to in the Syndication Letter.

As consideration for the Co-Lead Arrangers’ Commitments and other commitments pursuant to the Syndication Letter, you agree to pay or cause to be paid the following non-refundable fees to (i) in the case of the fees specified in sections 1, 2, 3 and 4 below, the Co-Lead Arrangers (such fees to be allocated and shared equally between the Co-Lead Arrangers); and (ii) in the case of the fees specified in section 5 below, CIBC and TD (such fees to be allocated and shared equally between CIBC and TD):

1. Backstop Credit Facility: a commitment fee in an amount of 85 bps of the aggregate principal amount of the Backstop Credit Facility, which fee shall be earned and payable as follows (i) 5 bps on the date hereof; and (ii) 80 bps on the date of closing of the Acquisition (for greater certainty, after giving effect to any termination of all or any part of the Backstop Credit Facility on or prior to such date).

2. Term Loan A Credit Facility: a commitment fee in an amount of 82 bps of the aggregate principal amount of the Term Loan A Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 67 bps on the date of drawdown under the Term Loan A Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan A Credit Facility on or prior to such date).

3. Term Loan B Credit Facility: a commitment fee in an amount of 62 bps of the aggregate principal amount of the Term Loan B Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 47 bps on the date of drawdown under the Term Loan B Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan B Credit Facility on or prior to such date).

4. Term Loan C Credit Facility: a commitment fee in an amount of 42 bps of the aggregate principal amount of the Term Loan C Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 27 bps on the date of drawdown under the Term Loan C Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan C Credit Facility on or prior to such date),

5. Structuring Fee: a structuring fee in an amount of 3 bps of the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, which fee shall be earned and payable on the date of drawdown under the Term Loan Credit Facilities (for greater certainty, after giving effect to any termination of all or any part of the Term Loan Credit Facilities on or prior to such date).

In addition, an annual administrative fee shall be paid to the Co-Agents in respect of the Credit Facilities in an amount agreed to between you and the Co-Agents as set forth in a separate agency fee letter dated the date hereof, which shall be initially earned on the date hereof and paid on the Financial Close Date and thereafter on each anniversary of the date hereof.

You agree that, once paid, the fees or any part thereof payable hereunder and under the Syndication Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by the Syndication Letter or the Credit Agreement are consummated. All fees in respect of the Term Loan Credit Facilities shall be paid in Pounds Sterling. All other fees payable hereunder and under the Syndication Letter shall be paid in Canadian dollars. All fees shall be paid in immediately available funds and shall be in addition to reimbursement of the Co-Lead Arrangers out-of-pocket expenses as provided in the Syndication Letter.

The syndication of the Credit Facilities as provided for in the Syndication Letter will continue until a Successful Syndication has been achieved, and the terms and conditions set forth in Section 3 of the Syndication Letter are incorporated by reference herein in full, as if expressly stated in this Fee Letter.

It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Credit Agreement. This letter agreement may not be amended or waived except by an instrument in writing executed and delivered by you and the Co-Lead Arrangers. This letter agreement shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter agreement by facsimile or electronic transmission (including pdf) shall be effective as delivery of a manually executed counterpart hereof.

Vous avez spécifiquement demandé que cette lettre de frais et tous les documents qui s’y rapportent soient rédigés an langue anglaise et, à cause de cette exigence de votre part, nous exprimons la même volonté en faisant en sorte que ces documents soient à votre disposition en langue anglaise.

You agree that this letter agreement and its contents are subject to the confidentiality provisions of the Syndication Letter. Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this letter agreement.

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FEE LETTER – SIGNATURE PAGE

Yours very truly,

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Charles St-Germain
Name: Charles St-Germain
Title: Managing Director

Per:	/s/ Alain Longpré
Name: Alain Longpré
Title: Executive Director

NATIONAL BANK OF CANADA

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

THE TORONTO-DOMINION BANK

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

FEE LETTER – SIGNATURE PAGE

Accepted and agreed to as of the date first written above.

CGI GROUP INC.

Per:	/s/ R. David Anderson
	Name:	R. David Anderson
	Title:	Executive Vice President and Chief Financial Officer